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Filed by OnDisplay, Inc.
Subject Company:  OnDisplay, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 000-28455

                               ONDISPLAY, INC.

                  FREQUENTLY ASKED QUESTIONS FROM EMPLOYEES
                ABOUT THE PROPOSED EXCHANGE OFFER AND MERGER


     The following list of frequently asked questions is being provided to give employees of OnDisplay, Inc. summary information about the proposed business combination with Vignette Corporation. This document does not contain all of the information that should be important to you. We urge you to carefully read the Offer documents which will be sent directly from Vignette to all stockholders of OnDisplay, Inc. If you do not receive copies of these documents, copies will be made available to you upon request.


General Questions about the Offer and Merger

     Q:  Can you tell me about the proposed transaction?

     A: Vignette Corporation and OnDisplay have entered into a Merger Agreement pursuant to which Vignette is Offering to exchange shares of Vignette common stock for each outstanding share of OnDisplay common stock. After the Offer is completed, a wholly-owned subsidiary of Vignette will merge with OnDisplay. As a result of the Offer and the Merger, OnDisplay will become a wholly owned subsidiary of Vignette.

     Q:  How many shares of Vignette common stock will I receive?

     A: Stockholders of OnDisplay will receive 1.58 shares of Vignette for each share of OnDisplay that is validly tendered and not withdrawn.

     Q:  What is the timing of the transaction?

     A: We hope to complete the Offer by the third quarter of 2000, or soon thereafter. Subject to regulatory clearance, we expect to complete the Merger shortly after we complete the Offer, or if stockholder approval for the Merger is required, shortly after the special stockholder's meeting to approve the Merger.

     Q:  Could you explain the Exchange Offer to me?

     A:  Vignette will make an Offer to directly to the stockholders to exchange
1.58 shares of Vignette common stock for each outstanding share of OnDisplay common stock. Vignette will send
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documents describing the Offer directly to OnDisplay stockholders. The documents sent by Vignette will include a Letter of Transmittal that will describe how to "tender" shares directly to Vignette (or an agent of Vignette). PLEASE DO NOT SEND CERTIFICATES TO VIGNETTE OR ONDISPLAY AT THIS TIME. Please follow the instructions in the Letter of Transmittal that will be sent directly to you.

     Q:  What are the conditions to the offer?

     A:  The offer is subject to several conditions, including:

         * a majority of the outstanding OnDisplay shares, on a fully-diluted basis, having been tendered and not withdrawn

         * waiting periods under applicable antitrust laws having expired or been terminated

         * the registration statement of which this prospectus is a part having been declared effective by the SEC, and

         * OnDisplay having not breached any covenant, representation or warranty in a material manner.

         These and other conditions to the Offer will be discussed more fully in the Offer documents.

     Q:  How do I participate in the Offer?

     A: All stockholders of OnDisplay will receive Offer documents directly from Vignette explaining how to participate in the Offer.

     Q:  Will the terms of the Offer change?

     A: In the event of a material change to the Offer, Vignette is required to inform the stockholders of OnDisplay of such change.

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QUESTIONS ABOUT TRADING FOR GENERAL EMPLOYEE'S

     Q: Can Directors, Officers, 5% Stockholders and Other Insiders trade prior to the Offer?

     A: Directors, Officers, 5% Stockholders, parties on the Company's Insider List and Other Insiders to the transaction MUST NOT TRADE UNTIL FURTHER NOTICE. (Other Insiders to the transaction include any party that possesses material information about the Offer or the Merger, or was involved in any material respect in the transaction.) If you have any question as to whether you fall into any of the categories listed above, please consult Dave Petroni at ext. 2013.

     Q:  Can employees of OnDisplay trade their shares prior to the exchange?

     A: Employee stockholders, who are not (i) officers, (ii) directors, (iii) on the Company's Insider List, (iv) materially involved in the transaction, or
(v) 5% stockholders, may trade in shares of OnDisplay in accordance with the company's existing trading policies.

     Q:  How does the Offer affect the Company's standard Blackout Period?

     A: All parties on the Company's Insider List MUST NOT TRADE UNTIL FURTHER NOTICE, regardless of whether the Company is in its standard Blackout Period. If you have any question as to whether you are on the Company's Insider List, please consult Sharon Santos at ext. 2007.

     Q:  Can I sell my directed share program shares?

     A: Subject to the restrictions set forth herein and any restrictions imposed upon you with respect to the receipt of such shares, you may sell any of your shares of OnDisplay.

     Q: Can employees buy Vignette or OnDisplay common stock in the public markets?

     A: Subject to the restrictions set forth herein, you may purchase shares of Vignette or OnDisplay in the public markets.

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QUESTIONS ABOUT STOCK OPTIONS

     Q:  What will happen to my options issued under the OnDisplay Option Plan?

     A: Assuming the Merger is completed, your options to purchase OnDisplay common stock will be converted into options to purchase Vignette common stock of the equivalent economic value. The number of shares of Vignette common stock that your option will be exercisable for will equal (a) the number of shares of OnDisplay common stock under your current option, multiplied by (b) 1.58. The exercise price will equal (a) your current exercise price, divided by (b) 1.58.

     Example:

        OnDisplay Options    100 shares at $15.80 exercise price

                Converts into

        Vignette Options     158 shares at $10.00 exercise price

     Q:  What will happen to the vesting / acceleration of my options?

     A: Assuming the Merger is completed, the vesting of your options issued under the OnDisplay Stock Plan will be accelerated by 18 months upon the closing
          --------------------
of the Merger. For example, if you have 6 months worth of vested options prior to the closing of the Merger, you will have 24 months worth of vested options immediately after the Merger. Beginning with the first month after the closing of the Merger, the number of your unvested options that will vest each month will equal (a) the number of unvested shares of OnDisplay stock that had vested each month prior to the Merger, multiplied by (b) 1.58.

     Q:  When will the acceleration of my options be effective?

     A: The acceleration of your options will be effective upon the completion of the Merger.

     Q:  Do any of the terms of my options change?

     A: Other than the exercise price and number of shares, all other terms and conditions of your option agreement shall continue in full force and effect after the Merger.

     Q: I signed a lock-up agreement with Robertson Stephens in connection with Initial Public Offering. Can I now sell my shares of OnDisplay common stock?

     A: If you are party to a lock-up agreement with Robertson Stephens, the restrictions in the agreement have been waived since the announcement of the Offer. Nonetheless, Directors, Officers, 5% Stockholders, parties on the
                     ----------------------------------------------------
Company's Insider List and Other Insiders MUST NOT TRADE UNTIL FURTHER NOTICE.
-----------------------------------------
(Other Insiders to the transaction include any party that possesses material information about the Offer or the Merger, or was involved in any material respect in the transaction.)

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     Q:  What will happen to the shares of OnDisplay common stock that I have already purchased through the exercise of options?

     A: The shares purchased through the exercise of options will be treated as any other shares in the Offer and Merger, receiving 1.58 shares of Vignette common stock for each share of OnDisplay common stock.

                                      -5-
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QUESTIONS ABOUT OBERON STOCK AND OPTIONS

     Q: What will happen to my options which were converted from Oberon options?

     A: Assuming the Merger is completed, your options to purchase OnDisplay common stock (regardless of whether they were originally Oberon options) will be converted into options to purchase Vignette common stock of the equivalent economic value. The number of shares of Vignette common stock that your option will be exercisable for will equal (a) the number of shares of OnDisplay common stock under your current option, multiplied by (b) 1.58. The exercise price will equal (a) your current exercise price, divided by (b) 1.58.

     Example:

        OnDisplay Options    100 shares at $15.80 exercise price

                Converts into

        Vignette Options     158 shares at $10.00 exercise price

     Q:  What will happen to the vesting / acceleration of my Oberon options?

     A: Assuming the Merger is completed, the vesting of your unvested options issued under Oberon Stock Plans will be accelerated by either 12 or 18 months
             ------------------
upon the closing of the Merger, depending on the terms of your individual option agreement. For example, if you have a 12 month acceleration provision and you have 6 months worth of vested options prior to the closing of the Merger, you will have 18 months worth of vested options immediately after the Merger. Beginning with the first month after the closing of the Merger, the number of your unvested options that will vest each month will equal (a) the number of unvested shares of OnDisplay stock that had vested each month prior to the Merger, multiplied by (b) 1.58.

     Q:  Do any of the terms of my options change?

     A: Other than the exercise price and number of shares, all other terms and conditions of your option agreement shall continue in full force and effect after the Merger.

     Q:  When will the acceleration of my options be effective?

     A: The acceleration of your options will be effective upon the completion of the Merger.

     Q: What will happen to my OnDisplay common stock that I received (or expect to receive) in connection with the Oberon merger?

     A: The OnDisplay stock that you received in connection with the Oberon merger will be treated as any other shares of OnDisplay stock in the Offer and Merger, receiving 1.58 shares of Vignette common stock for each share of OnDisplay common stock.

                                      -6-
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     Q:  What will happen to the OnDisplay common stock that is being held in escrow in connection with the Oberon Merger?

     A: Each share of OnDisplay common stock held in escrow will be converted into 1.58 shares of Vignette common stock, and will continue to be held in escrow in accordance with the Oberon Merger agreement.

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QUESTIONS ABOUT THE EMPLOYEE STOCK PURCHASE PLAN (ESPP)

     Q:  Can I sell my ESPP shares?

     A: Subject to the restrictions set forth herein and any restrictions imposed upon you with respect to the receipt of such shares, you may sell any of
your shares of OnDisplay.   If you are not subject to the restrictions outlined
herein and the Blackout Period is not in effect, you may sell your shares.

     Q:  What will happen to the ESPP?

     A: Assuming that the Merger closes, the ESPP will be assumed by Vignette at the time of the Merger . Your rights to purchase OnDisplay common stock will be converted into rights to purchase Vignette common stock. The number of shares of Vignette common stock that you will be able to purchase equal (a) the number of shares of OnDisplay common stock under the current ESPP, multiplied by
(b) 1.58. The purchase price will equal (a) your current exercise price for OnDisplay shares, divided by (b) 1.58.

     Example:

        OnDisplay ESPP Options  100 shares at $15.80 strike price

                Converts into

        Vignette ESPP Options   158 shares at $10.00 strike price

     After the end of the current Offering period (ending in December 2001), the ESPP will be terminated, and you will be able to participate in the Vignette ESPP.

     Q: What will happen to the ESPP common stock that I have already purchased?

     A: It will be treated as any other shares in the Offer and Merger, receiving 1.58 shares of Vignette common stock for each share of OnDisplay common stock.

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QUESTIONS ABOUT RESTRICTED STOCK

     Q:  What will happen to the vesting / acceleration of my restricted stock?

     A: Assuming the Merger is completed, the vesting of your restricted stock issued under the OnDisplay Stock Plan will be accelerated by 18 months upon the
                 --------------------
closing of the Merger. For example, if you have 6 months worth of vested restricted stock prior to the closing of the Merger, you will have 24 months worth of vested restricted stock immediately after the Merger. Beginning the first month after the closing of the Merger, the number of shares of your unvested restricted stock that will vest each month will equal (a) the number of unvested shares of OnDisplay stock that had vested each month prior to the Merger, multiplied by (b) 1.58.

     Q:  When will the acceleration of my restricted stock be effective?

     A: The acceleration of your restricted stock will be effective upon the completion of the Merger.

     Q:  Do any of the terms of my restricted stock change?

     A: All the terms and conditions of your restricted stock agreement shall continue in full force and effect after the Merger, and you will continue to be subject to restrictions imposed by your restricted stock agreement.

     Q: I signed a lock-up agreement with Robertson Stephens in connection with Initial Public Offering. Can I now sell my vested shares of OnDisplay common stock?

     A: If you are party to a lock-up agreement with Robertson Stephens, the restrictions in the agreement have been waived since the announcement of the Offer. Therefore, you may sell the vested shares of OnDisplay stock which you
                                    ------
hold (the shares upon which the restrictions have lapsed). Nonetheless, Directors, Officers, 5% Stockholders, parties on the Company's Insider List and
-------------------------------------------------------------------------------
Other Insiders MUST NOT TRADE UNTIL FURTHER NOTICE.   (Other Insiders to the
--------------
transaction include any party that possesses material information about the Offer or the Merger, or was involved in any material respect in the transaction.)

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     Q:  I paid for my restricted stock when I "early exercised" my options.  I heard that the option exercise price is being adjusted for those who hold options. Will I get a refund of my exercise price?

     A: No. The adjustment to option exercise price is being made so that individuals who hold options will have the same aggregate exercise price.

     For example, option holders will convert in the following manner:

        OnDisplay Options  100 shares at $15.80 strike price  =  $158

                Converts into

        Vignette Options   158 shares at $10.00 strike price  =  $158

                 __________________________________________

     However, holders of restricted stock do not require an adjustment to maintain the same aggregate exercise price. For example:

        OnDisplay Restricted Stock   100 shares purchased at $15.80 = $158

                Converts into

        Vignette Restricted Stock    158 shares purchased for $158 (the same
                                     economic result)

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QUESTIONS ABOUT LOCK-UP AGREEMENT WITH ROBERTSON STEPHENS

     Q: I signed a lock-up agreement with Robertson Stephens in connection with Initial Public Offering. Can I now sell my shares of OnDisplay common stock?

     A: If you are party to a lock-up agreement with Robertson Stephens, the restrictions in the agreement have been waived since the announcement of the Offer. Nonetheless, Directors, Officers, 5% Stockholders, parties on the
                     ----------------------------------------------------
Company's Insider List and Other Insiders MUST NOT TRADE UNTIL FURTHER NOTICE.
------------------------------------------
(Other Insiders to the transaction include any party that possesses material information about the Offer or the Merger, or was involved in any material respect in the transaction.)

We urge investors and security holders to read the following documents, when they become available, regarding the exchange offer and the merger (described above), because they will contain important information:

- Vignette's preliminary prospectus, prospectus supplements, final prospectus, and tender offer material.

- Vignette's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

-  OnDisplay's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Vignette by directing your request to Kellie Nugent, Manager, Investor Relations of Vignette at knugent@vignette.com or 512-306-4541, or from OnDisplay by directing your request to Debbie Demer of Demer IR Counsel at ddember@demer-ir.com or 925-938-2678.

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